COMMENTS RECEIVED ON MARCH 26, 2010

FROM CHRISTIAN SANDOE

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Real Estate Income Fund

POST-EFFECTIVE AMENDMENT NO. 88

1. "Fund Summary" (prospectuses)

"Fee Table"

"A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) that declines over 2 years from 1.00% to 0%. Such Class T purchases may be subject, upon redemption, to a CDSC of 0.25% if redeemed less than one year after purchase."

C: The Staff requests that footnote A be deleted.

R: We believe that footnote A is permitted under Instruction 2(a)(i) to Item 3.

2. "Fund Summary" (prospectuses)

"Fee Table"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

3. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we include the market capitalization strategy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

4. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in preferred and common stocks of real estate investment trusts (REITs); debt securities of real estate entities; and commercial and other mortgage-backed securities, with an emphasis on lower-quality debt securities."

C: The Staff would like us to disclose how we define real estate entities.

R: As disclosed in the SAI, "FMR may consider a company to be principally engaged in the real estate industry if: (i) at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate, or (ii) a third party has given the company an industry or sector classification consistent with real estate."

5. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments."

C: The Staff would like us to disclose what instruments fall into the category of related investments with respect to real estate investments.

R: As disclosed under the sub-heading "Principal Investment Strategies" in the "Investment Details" section, "Companies in the real estate industry and real estate related investments may include, for example, REITs that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies."

6. "Fund Summary" (prospectuses)

"Performance"

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a hypothetical composite of market indexes over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. The index descriptions appear in the Additional Information about the Indexes section of the prospectus. Past performance is not necessarily an indication of future performance."

C: The Staff suggests the above underlined sentence be revised as "Past performance (before and after taxes) is not necessarily an indication of future performance."

R: To address the Staff's comment, we will modify the disclosure as follows:

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a hypothetical composite of market indexes over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. The index descriptions appear in the Additional Information about the Indexes section of the prospectus. Past performance (before and after taxes) is not necessarily an indication of future performance."

7. "Fund Summary" (prospectuses)

"Performance"

For the periods ended December 31, 2008

Past 1 year

Past 5 years

Life of fundA

Fidelity Real Estate Income FundB
Return Before Taxes	-31.02%	-3.29%	-0.04%
Return After Taxes on Distributions	-31.75%	-4.37%	-1.24%
Return After Taxes on Distributions and Sale of Fund Shares	-18.93%	-2.44%	0.12%
Standard & Poor's 500SM Index (S&P 500®) (reflects no deduction for fees, expenses, or taxes)	-37.00%	-2.19%	3.04%
Fidelity Real Estate Income Composite Index (reflects no deduction for sales charges or taxes)	-25.48%	-2.15%	0.68%

A From February 4, 2003.

C: The Staff asks that footnote A be deleted and that the information in footnote A be disclosed in the table header.

R: We are not inclined to remove footnote A as doing so would not be workable in multi-class documents where classes have different commencement dates and/or in documents disclosing index performance with different inception dates.

8. "Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell Class A, Class T, Class B, and Class C shares of the fund through a retirement account or through an investment professional. You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

The price to buy one share of Class A or Class T is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. The price to buy one share of Class B or Class C is its NAV. Your shares will be bought at the offering price or NAV, as applicable, next calculated after your order is received in proper form.

The price to sell one share of Class A, Class T, Class B, or Class C is its NAV, minus the short-term redemption fee, if applicable, and any applicable contingent deferred sales charge (CDSC). Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable, and any applicable CDSC.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Advisor Traditional IRA, Roth IRA, Rollover IRA, Simplified Employee Pension-IRA, and Keogh accounts	$500
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances.

After a maximum of seven years from the initial purchase date, Class B shares convert automatically to Class A shares of the fund at NAV."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: The changes to this section previously agreed upon were reflected in the 485(a) filing made on February 5, 2010 for the fund.

9. Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.